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October 13, 2016	TSX: TMM, NYSE MKT: TGD
NEWS RELEASE

Timmins Gold reports production of 24,052 gold ounces for the third quarter of 2016

Hermosillo, Mexico - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report preliminary production results for the Company’s third quarter ended September 30, 2016. The Company achieved production of 24,052 gold ounces for the quarter.

Three Months Ended September 30, 2016

	3Q 2016	3Q 2015
Ore Processed (Dry t)	1,791,399	2,200,292
Average Grade Processed (g/t Au)	0.61	0.51
Low Grade Stockpiled (t)	-	16,030
Average Grade Stockpiled (g/t Au)	-	0.41
Waste Mined (t)	3,724,904	7,000,474
Total Mined (t)	5,469,985	8,963,353
Strip Ratio	2.13	3.57
Gold Produced (oz)	24,052	23,387
Silver Produced (oz)	13,868	10,539
Gold Sold (oz)	23,327	23,387
Silver Sold (oz)	13,868	10,539
Days	92	92
Average Ore Processed (t/d)	19,472	23,916
Average Total Mined (t/d)	59,456	97,428
Realized Gold Price	$ 1,330	$ 1,137

“We are very pleased with the consistency of our operating performance during the quarter and year to date,” stated Arturo Bonillas, President of the Company. “Gold ounces produced this year have already exceeded our previous targets as we are on pace to meet current guidance of 90,000 – 100,000 ounces for 2016. We continue to see the benefit of the changes implemented late last year including cost reductions (mine-site G&A, mining and cyanide cost reduction), and increased operational efficiencies.”

During the quarter, the Company also announced the extension of mining at the San Francisco mine into 2023 and the initiation of pre-construction activities at Ana Paula to include, feasibility, baseline-engineering studies and permitting.

About Timmins Gold

Timmins Gold is a Canadian gold mining company engaged in exploration, development and production exclusively in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contacts:

Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-638-8980
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, future trends, plans, strategies, objectives and expectations, and to production, possible capital savings and estimates of capital, events or future operations.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.